September 22, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant: Natixis Funds Trust II

              File Nos.:               811-00242 and 002-11101

              Filing Type:           Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on August 26, 2011, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for ASG Growth Markets Fund and Loomis Sayles Senior Floating Rate and Fixed Income Fund (each a “Fund” and together, the “Funds”), which was filed with the Commission on July 15, 2011 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by Registrant in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus unless otherwise noted. Please note that the Registration Statement is scheduled to become effective on September 30, 2011, and the Funds expect to commence offering their shares shortly thereafter.

ASG Growth Markets Fund

1.	Comment. With respect to the Fund’s investment goal, please clarify what is meant by “…while exposing investors to less risk than one or more such index.”

Response. Registrant respectfully submits that the Fund’s disclosure adequately describes the Fund’s investment goal. The Fund seeks to complement its portfolio of emerging markets securities with an overlay of derivative instruments. The derivative overlay is designed to limit the volatility and risk of loss associated with the Fund’s investment in emerging market equity securities. The derivatives overlay will typically be multi-asset class (equity, fixed income, commodity and currency) as well as a mix of long and short exposures that are actively adjusted as market conditions change to meet the risk-management objectives of the Fund.

2.	Comment. Please confirm that the binding contractual undertaking disclosed in footnote 1 to the Fund’s annual fund operating expenses table is in effect for at least twelve months following the effectiveness of the Fund’s registration statement.

Response. Registrant confirms that this undertaking is in effect through March 31, 2013 and has inserted this date into Footnote 1.

3.	Comment. In the Fund’s “Portfolio Turnover” section, please delete or move the last two sentences (beginning with “The Fund’s trading in derivatives…”) to the statutory prospectus, as it is neither required nor permitted in the fund summary.

Response. In response to this comment the last two sentences in the “Portfolio Turnover” section of the Fund’s prospectus have been deleted. (Please also see response to Comment #15.) Please note that the statutory prospectus contains disclosure on page 12 with respect to active and frequent trading of securities, including derivatives.

4.	Comment. In the first paragraph of the Fund’s “Principal Investment Strategies” section, which broad-based emerging market equity indexes are being referred to?

Response. For purposes of Item 4(b)(2) of Form N-1A, the broad-based securities market index against which the Fund’s performance will be compared will be the MSCI Emerging Markets Index

Under normal circumstances, the Fund primarily invests in a portfolio of equity securities and derivative instruments that has risk and return characteristics similar to those of broad-based securities market equity indexes. The Advisers expect that such broad-based securities market indexes will include the Fund’s benchmark; however, the Advisers will select, and retain flexibility to change, the broad-based securities market equity indexes to which this strategy refers. As such, Registrant respectfully submits that additional disclosure is not required at this time.

5.	Comment. In the first paragraph of the Fund’s “Principal Investment Strategies” section, where are the “portfolio of equity securities” from (i.e., emerging markets)?

Response. In response to this comment, the Fund has revised the first paragraph of the Fund’s “Principal Investment Strategies” as follows: “Under normal circumstances, the Fund primarily invests in a portfolio of equity securities of companies located in emerging markets (such as common stocks, preferred stocks, depositary receipts and exchange-traded funds) and derivative instruments (primarily futures and forward contracts) that have risk and return characteristics similar to those of broad-based emerging market equity indexes.

6.	Comment. In the second paragraph under the Fund’s “Principal Investment Strategies” section, how does Westpeak Global Advisors, LLC (“Westpeak”) decide which indexes to use and why and under what circumstances would it change them?

Response. Registrant respectfully submits that with respect to the equity portfolio of the Fund, Westpeak selects individual stocks based on a proprietary emerging markets securities index developed by Westpeak. In response to this comment, the first two sentences of the second paragraph under the “Principal Investment Strategies” section have been revised as follows (added disclosure is bolded and revised disclosure is underlined):

~~The returns of the equity portfolio are intended to closely track those of one or more emerging market equity indexes~~. The equity portion of the Fund is managed by

Westpeak Global Advisors, LLC (“Westpeak”). This portion of the Fund invests in a stock portfolio based on a proprietary emerging markets securities index developed by Westpeak, which primarily consistings of a subset of stocks in a broad-based emerging market equity index and is designed to closely track the movements of the index while exposing investors to the long-term total return potential of emerging market equities.

7.	Comment. In what types of derivatives instruments does the Fund intend to invest? Please conform the Fund’s derivatives disclosure to the guidance provided in the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response. The Adviser does not currently intend to invest in derivative instruments other than futures and forward contracts, although it retains the flexibility to do so. Registrant respectfully submits that it has reviewed the ICI Letter, and Registrant believes that the derivatives disclosure in the Registration Statement is consistent with the guidance provided in the ICI Letter.

8.	Comment. What percentage of the Fund’s assets will be invested in equity securities?

Response. Registrant respectfully submits that the first sentence of the Fund’s “Principal Investment Strategies” discloses that the Fund will invest primarily in a portfolio of equity securities.

9.	Comment. Does the Fund expect to engage in short sales?

Response. The Fund does not expect to engage in short sales.

10.	Comment. In the third paragraph of the Fund’s “Principal Investment Strategies” section, the following is stated: “The assets allocated to the Money Market Portion will be used primarily to finance the Fund’s investments in derivatives and similar instruments….” Please describe the “similar instruments” to which this sentence refers.

Response. In response to this comment, the Fund has revised this sentence to read: “The assets allocated to the Money Market Portion will be used primarily to support the Fund’s investments in derivatives and, secondarily, to provide the Fund with incremental income and liquidity.”

11.	Comment. In the fourth paragraph of the Fund’s “Principal Investment Strategies” section, please clarify what is meant by “commodity-related investments.”

Response. Registrant respectfully submits that the Fund will invest in futures contracts on various commodities.

12.	Comment. Provide the representations that apply to the Commodity Subsidiary made in the Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC, SEC No-Action Letter (publicly available April 30, 2004) (“Man-Glenwood”) (including, among others, representations pertaining to control of the Commodity Subsidiary, custody of assets, books and records and service of process) with respect to the wholly–owned subsidiary.

Response. Registrant respectfully submits that the Fund utilizes the Commodity Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (publicly available April 29, 2008). Registrant does not believe this letter requires additional prospectus disclosure, nor does it believe that the recitation of the Man-Glenwood representations is applicable. However, after careful consideration of the Staff’s comment, Registrant is willing to make certain representations provided in Man-Glenwood. Below please find a recitation (in italics) of the representations that the Staff requested Registrant make and Registrant’s response to each request.

(1)	The Fund, and no other person, will control the Commodity Subsidiary; and the board of directors of the Fund will conduct the management and business of the Commodity Subsidiary and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities.

The Commodity Subsidiary is wholly-owned by the Fund. Under “Commodity Subsidiary Risk,” on page 12 of the statutory prospectus, the following is stated: “[T]he Commodity Subsidiary is wholly-owned and controlled by the Fund and therefore, is unlikely to take action contrary to the interests of the Fund or its shareholders. In monitoring compliance with its investment restrictions, the Fund will consider the assets of the Commodity Subsidiary to be assets of the Fund.”

With respect to the role of the Board of Trustees (the “Board”), Registrant notes that, as disclosed in the Fund’s Statement of Additional Information (the “SAI”) under the “Board’s Role in Risk Oversight of the Funds” section, “[t]he Board’s role is one of oversight of the practices and processes of the Funds and their service providers, rather than active management of the Trust, including in matters relating to risk management. . . . Because the Commodity Subsidiary is wholly-owned by the Growth Markets Fund, the Board has oversight responsibility for the Growth Markets Fund’s investment in the Commodity Subsidiary and the Growth Markets Fund’s role as the sole shareholder of the Commodity Subsidiary. Like the Growth Markets Fund, the Commodity Subsidiary may retain service providers to conduct the Commodity Subsidiary’s administrative and various other activities. As it is a sole shareholder of its wholly-owned Commodity Subsidiary, the Growth Markets Fund (and, thus indirectly, the Board) may indirectly cause certain service providers to be selected for such Commodity Subsidiary.

(2)	The Fund will not in any way use the Commodity Subsidiary to evade the provisions of the 1940 Act.

Registrant respectfully submits that the Fund will not use the Commodity Subsidiary to evade the provisions of the 1940 Act.

(3)	The assets of the Commodity Subsidiary will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of section 17(f) of the 1940 Act.

As stated in the Fund’s SAI, the Commodity Subsidiary will custody its assets in the United States with State Street Bank and Trust Company (“State Street Bank and Trust”), the custodian for the Fund. Please note that, like the Fund and mutual funds generally, the Commodity Subsidiary may use sub-custodians outside the United States with respect to its non-U.S. assets.

(4)	The Commodity Subsidiary will maintain duplicate copies of its books and records at an office located within the United States, and the Commission and its Staff will have access to the books and records consistent with the requirements of section 31 of 1940 Act.

Registrant submits that duplicate copies of books and records of the Commodity Subsidiary are retained at an office located within the United States, and the Commission and its Staff will have access to such duplicate books and records consistent with the requirements of section 31 of the 1940 Act.

(5)	The Commodity Subsidiary will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Commodity Subsidiary will consent to the jurisdiction of the U.S. courts and the Commission over it.

Registrant respectfully submits that the Fund will disclose in its SAI that the Commodity Subsidiary will designate CT Corporation System as its agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Commodity Subsidiary will consent to the jurisdiction of the U.S. courts and the Commission over it.

13.	Comment. How does the Adviser decide which equity securities to buy, and when to sell them?

Response. Westpeak, the Fund’s Subadviser, selects the equity securities in accordance with the disclosure in paragraphs 7 through 9 under “Principal Investment Strategies” section of the statutory prospectus. Registrant respectfully submits that no additional disclosure is required at this time.

14.	Comment. Please explain what is meant by Westpeak’s “factor-based methodology.”

Response. As stated in the Fund’s statutory prospectus, the portion of the Fund subadvised by Westpeak is designed to closely track the returns of one or more broad-based emerging markets indexes. Westpeak’s objective is to capture some level of active return above and beyond the index return by pursuing modest tilts towards two return factors, momentum and value. Momentum refers to price momentum and can be represented by a factor such as past 12-month total return. Value refers to valuation ratios and can be represented by a factor such as price-to-book value.

15.	Comment. Please explain why “Leverage Risk” is included as a principal risk when there is no corresponding discussion of borrowing in the “Principal Investment Strategies” section.

Response. The Fund is exposed to leverage risk through its investments in derivative securities, for which disclosure is provided in the “Principal Investment Strategies” section of the prospectus. Registrant respectfully submits that this information is adequately disclosed under “Derivatives Risk” in the “Principal Risks” sub-section of the prospectus.

16.	Comment. Summarize in the fund summary the Fund’s ability to engage in active and frequent trading, including active and frequent trading of derivatives, and the effects of such active and frequent trading.

Response. In response to this comment the following disclosure has been added to the “Fund Summary” section of the Fund’s prospectus:

“The Fund may engage in active and frequent trading of securities and other instruments. Effects of frequent trading may include high transaction costs, which may lower the Fund’s return, and realization of greater short-term capital gains, distributions of which are taxable to shareholders who are individuals as ordinary income. Trading costs and tax effects associated with frequent trading may adversely affect the Fund’s performance. The Fund’s trading in derivatives is active and frequent. Active and frequent trading of derivatives, like active and frequent trading of securities, will result in transaction costs which reduce fund returns.”

Loomis Sayles Senior Floating Rate and Fixed Income Fund

17.	Comment. Please confirm that the binding contractual undertaking disclosed in footnote 1 to the Fund’s annual fund operating expenses table is in effect for at least twelve months following the effectiveness of the Fund’s registration statement.

Response. Registrant confirms that this undertaking is in effect through March 31, 2013 and has inserted this date into Footnote 1.

18.	Comment. Does the Fund have a duration or maturity strategy?

Response. The Fund does not have a duration or maturity strategy.

19.	Comment. Does the Fund have a dollar weighted average maturity strategy?

Response. The Fund does not have a dollar weighted average maturity strategy.

20.	Comment. What percentage of the Fund’s assets may be invested in below investment-grade securities?

Response. The Fund may invest up to 100% of its assets in below investment-grade securities.

21.	Comment. May the Fund invest in pay-in-kind (PIK) or original issue discount (OID) securities? If more than a nominal amount, please add appropriate strategy and risk disclosure.

Response. In response to this comment, the Fund has added the following sentence to the end of the second paragraph of the “Principal Investment Strategies” section in both the fund summary and the statutory prospectus: “The Fund may invest in pay-in-kind (PIK) securities and zero-coupon securities.”

The Fund has also added the following sentence to the risk disclosure regarding “Interest Rate Risk” in both the fund summary and the statutory prospectus: “The value of zero-coupon and PIK bonds may be more sensitive to fluctuations in interest rates than other fixed-income securities.”

Additionally, the Fund has added disclosure relating to tax treatment of OID to the “Taxes” section of the Fund’s SAI and the following paragraph has been added to the “Investment Strategies and Risks” section of the Fund’s SAI:

Original Issue Discount Securities. The Funds may invest in Original Issue Discount (“OID”) securities. OID securities are securities that have OID as defined in section 1273 of the Code and that generate OID inclusions in the holder’s taxable income under section 1272 of the Code. Generally, OID is the excess of a security’s stated redemption price at maturity over the issue price. OID securities generally include any securities issued with a term exceeding one year at a discount to redemption price, including but not limited to pay-in-kind securities and zero coupon securities. In general, for tax purposes, the amount of the OID is treated as interest income and is included in the Fund’s income over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. In order to satisfy a requirement for qualification for treatment as a RIC under the Code, a Fund must distribute each year at least 90% of its net investment income, including the OID accrued on OID securities. Because a Fund will not, on a current basis, receive cash payments from the issuer of an OID security in respect of accrued OID, in some years a Fund may have to distribute cash obtained from other sources in order to satisfy the 90% distribution requirement under the Code and, further, to eliminate tax at the fund level. Such cash might be obtained from selling other portfolio holdings of a Fund. In some circumstances, such sales might be necessary in order to satisfy cash distribution requirements even though investment considerations might otherwise make it undesirable for a Fund to sell such securities at such time.

22.	Comment. Please conform the Fund’s derivatives disclosure to the guidance provided in the ICI Letter.

Response. Registrant respectfully submits that it has reviewed the ICI Letter, and Registrant believes that the derivatives disclosure in the Registration Statement is consistent with the guidance provided in the ICI Letter.

In connection with the above-referenced filing, we acknowledge that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc: Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.